AULT ALLIANCE, INC.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

September 18, 2023

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing 100 F Street, NE

Washington, DC 20549

Attn.: Kevin Woody and Andrew Blume

Re:	Ault Alliance, Inc. Form 10-K/A for the Fiscal Year Ended December 31, 2022 Filed May 22, 2022 Response Dated June 22, 2023 File No. 001-12711

Dear Mr. Woody and Mr. Blume:

Ault Alliance, Inc. (the “Company”) hereby submits a response to certain comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 5, 2023 (the “Comment Letter”) relating to the Company’s June 22, 2023 response to a comment letter related to the Annual Report on Form 10-K/A for the fiscal year ended December 31, 2022 (“Form 10-K/A”) referenced above.

The Company’s response is numbered to correspond to the Staff’s comment. For your convenience, the Staff’s comment contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Form 10-K/A for the Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements

Revenue Recognition

Bitcoin Mining, page F-20

Comment No. 1. We note your response to comment 3. Please provide us with a complete and thorough accounting analysis of your application of each of the five steps in ASC 606 to your participation in Bitcoin mining pools. Ensure your analysis includes, but is not necessarily limited to, the following information:

•	ASC 606 Step 1- Please identify which mining pools you participate in and for each contract summarize for us the material rights and obligations, including termination rights, of each party. Explain how you evaluated such termination rights and the guidance in ASC 606-10-25-1 through 9 and FASB Revenue Recognition Implementation Q&A’s 7 and 8 when determining contract inception and duration.

•	ASC 606 Step Two - Explain in further detail how you determined that your only performance obligation is providing computing power. In doing so, for each contract identify the promises; more clearly articulate what providing computing power means (e.g., is it a promise to continuously calculate hashes?); whether a valid share is a promise good or service or alternatively a means to evaluate whether you are continuously calculating hashes and the reasons why; and provide your analysis as to whether promises are distinct.

•	ASC 606 Step Three - For each mining pool in which you participate, describe the payout mechanisms for each pool. Tell us if the mechanisms include a variable component and whether or not you apply the variable consideration constraint. If you do, explain how much variable consideration is constrained and clarify when the uncertainties underlying the variable consideration are sufficiently resolved such that conditions of constraint no longer apply. Provide us with a separate analysis for both your share of block rewards and your share of transaction fees.

•	ASC 606 Step Five - Analyze whether you recognize the related revenues at a point in time or over time under the guidance in ASC 606-10-25-27 through 30.

Response No. 1.

The following represents, in management’s judgment, a complete and thorough accounting analysis of the application of each of the five steps in ASC 606 to the Company’s participation in Bitcoin mining pools. Analysis as follows:

Step 1: Identify the contract with the customer.

Please identify which mining pools you participate in and for each contract summarize for us the material rights and obligations, including termination rights, of each party. Explain how you evaluated such termination rights and the guidance in ASC 606-10-25-1 through 9 and FASB Revenue Recognition Implementation Q&A’s 7 and 8 when determining contract inception and duration.

Analysis and application of ASC 606 related to Step 1:

The Company has entered into a user service agreement with one digital asset mining pool, Antpool Technologies Limited, to provide computing power (sending hash rate) to the mining pool. The Company’s customer, as defined in ASC 606-10-20, is the mining pool operator with whom the Company has agreed to the terms of service and user service agreement. The Company supplies computing power, in exchange for consideration, to the pool operator who in turn provides transaction verification services to third parties via a mining pool that includes other participants.

The Company’s enforceable right to compensation begins only when, and lasts as long as, the Company provides computing power to the mining pool operator and is created as power is provided over time. The only consideration due to the Company relates to the provision of computing power. The contracts are terminable at any time by and at no cost to the Company, and by the pool operator. Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. Providing such computing power is the only performance obligation in the Company’s contract (user service agreement) with the mining pool operator, Antpool Technologies Limited.

Per FASB Revenue Recognition Implementation Q&A 7, if a contract can be terminated by each party at any time without compensating the other party for the termination (that is, other than paying amounts due as a result of goods or services transferred up to the termination date), the duration of the contract does not extend beyond the goods or services already transferred.

A new contract is determined to exist each period (e.g., second, minute, hour) that computing power is provided and neither the Company, nor the pool operator, terminates the arrangement.

In addition, the Company believes it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

Step 2: Identify the performance obligations in the contract.

Explain in further detail how you determined that your only performance obligation is providing computing power. In doing so, for each contract identify the promises; more clearly articulate what providing computing power means (e.g., is it a promise to continuously calculate hashes?); whether a valid share is a promise good or service or alternatively a means to evaluate whether you are continuously calculating hashes and the reasons why; and provide your analysis as to whether promises are distinct.

Analysis and application of ASC 606 related to Step 2:

The Company supplies computing power, in exchange for consideration, to the pool operator who in turn provides transaction verification services to third parties via a mining pool that includes other participants.

The Company’s enforceable right to compensation begins only when, and lasts as long as, the Company provides computing power to the mining pool operator and is created as power is provided over time. The only consideration due to the Company relates to the provision of computing power. The contracts are terminable at any time by and at no cost to the Company, and by the pool operator. Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. Providing such computing power is the only performance obligation in the Company’s contract with the mining pool operator. A new contract is determined to exist each period (e.g., second, minute, hour) that computing power is provided and neither the Company, nor the pool operator, terminates the arrangement.

In summary, the Company’s promise is sending hash rate to its customer, the mining pool operator. The mining pool operator accepts hash rate and is obligated to pay under the Full-Pay-Per-Share model based on a contractual formula, which primarily calculates the hash rate provided by the Company to the mining pool as a percentage of total network hash rate, and other inputs. The Company is entitled to consideration even if a block is not successfully placed by the mining pool operator. The Company does not consider the calculation of hashes as continuous, but as provided moment by moment, which can be paused without penalty.

Step 3: Determine the transaction price.

For each mining pool in which you participate, describe the payout mechanisms for each pool. Tell us if the mechanisms include a variable component and whether or not you apply the variable consideration constraint. If you do, explain how much variable consideration is constrained and clarify when the uncertainties underlying the variable consideration are sufficiently resolved such that conditions of constraint no longer apply. Provide us with a separate analysis for both your share of block rewards and your share of transaction fees.

Analysis and application of ASC 606 related to Step 3:

As mentioned above, in exchange for providing computing power, the Company is entitled to a Full-Pay-Per-Share payout of Bitcoin based on a contractual formula, which primarily calculates the hash rate provided by the Company to the mining pool as a percentage of total network hash rate, and other inputs. The Company is entitled to consideration even if a block is not successfully placed by the mining pool operator. Therefore, a separate analysis of block rewards and transaction fees is not applicable.

All consideration pursuant to this arrangement is variable. Based on the terms of the Company’s agreement with the mining pool operator and the history of consistent payment of consideration by the mining pool operator, it is not probable that a significant reversal of cumulative revenue will occur, and the Company is able to calculate the payout based on the contractual formula. ASC 606-10-32-21 requires entities to measure the estimated fair value of noncash consideration at contract inception, which is the same time the contributed computing power is provided to the mining pool operator each period (e.g., second, minute, hour) that neither the Company, nor the pool operator, terminates the arrangement. For reasons of operational practicality, the Company applies an accounting convention to use the daily spot price of the Company’s principal market for Bitcoin at the beginning of the day to determine the fair value of Bitcoin earned that day. This accounting convention does not result in materially different revenue recognition from using the fair value of the Bitcoin earned at contract inception (i.e., the moment the hash rate is provided to the mining pool operator) and has been consistently applied in all periods presented.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Analysis and application of ASC 606 related to Step 4:

Providing computing power is the only performance obligation in the Company’s contract with the mining pool operator. The entire transaction price is allocated to the one performance obligation.

Step 5: Recognize revenue when the company satisfies a performance obligation.

Analyze whether you recognize the related revenues at a point in time or over time under the guidance in ASC 606-10-25-27 through 30.

Analysis and application of ASC 606 related to Step 5:

The Company satisfies its performance obligation to provide computing power to the pool operator over time as described in ASC 606-10-25-27(a) as the pool operator simultaneously consumes and receives benefits from the Company’s provision of computing power, which it uses continuously as an input to the pool’s efforts to solve a block.

Kindly address any comments or questions that you may have concerning this letter to me (tel.: (949) 735-6020; ken@ault.com).

Very truly yours,
/s/ Kenneth Cragun
Kenneth Cragun, Chief Financial Officer

cc:	Milton C. (Todd) Ault, III
Henry Nisser, Esq.